[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2011	rpomerenk@luselaw.com

December 24, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Special Counsel

Re:	Harvard Illinois Bancorp, Inc.:
Registration Statement on Form S-1, File No. 333-161931

Dear Mr. Windsor:

On behalf of Harvard Illinois Bancorp, Inc. (the “Company”), the proposed holding company of Harvard Savings Bank (the “Bank”), and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the staff’s comment letter dated October 13, 2009, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Amended S-1 has been black-lined to reflect changes from the original filing.

1.        As of September 30, 2009, the Bank had an aggregate of $882,000 in certificates of deposit with a principal amount of less than $100,000 but more than $95,000.

2.        The Amended S-1 now includes the graphics, maps and related captions that will appear in the prospectus.

3.        As requested by the staff, the material tax consequences of the conversion have been summarized at page 9 of the Summary. A cross-reference to the complete discussion of tax consequences has been added.

4.        As requested by the staff, we have added disclosure on page 5 of the Summary to address how the respective use of net proceeds by the Company and the Bank is not expected to change significantly if a smaller amount of net proceeds is raised in the offering.

Securities and Exchange Commission

December 24, 2009

5.        As requested by the staff, we have added disclosure on page 5 of the Summary to address how the amounts of net proceeds retained by the Company and invested in the Bank will change based on the number of shares sold in the offering.

6.        As requested by the staff, we have added disclosure on page 5 to state that a portion of the net proceeds may be used by the Bank to repay short-term borrowings.

7.        The prospectus has been supplemented on page 7, as requested in the comment.

8.        The prospectus has been supplemented on page 23, as requested in the comment.

9.        The prospectus has been supplemented on page 12 to add a Risk Factor, as requested in the comment.

10.        The prospectus has been supplemented on page 11 to quantify the decline in residential real estate values. Similar data for the decline in commercial real estate in the Company’s market area are not available.

11.        The disclosure has been supplemented on pages 11 and 12, as requested in the comment.

12.        The disclosure has been supplemented on page 13, as requested in the comment.

13.        An explanation for the calculation of the pro forma stock option adjustment is provided in footnote (4) to the table. As shown in the footnote, the application of the Black-Scholes option pricing model results in an expense of $73,000 (at the minimum of the offering range) for the year ended December 31, 2008 (line #11 in the table). This expense is then divided by the assumed shares outstanding (747,207 shares, as shown in line #20 in the table) to calculate $0.10 per share.

14.        The disclosure has been supplemented on pages 41 and 43, as requested in the comment.

15.        The disclosure has been revised on page 66, as requested in the comment.

16.        The disclosure has been supplemented on pages 71 through 76, as requested in the comment.

17.        The disclosure has been revised and supplemented on pages 78 through 83, as requested in the comment. Note, the Company does not currently use external appraisals to fair value underlying collateral. Also, the Company generally does not charge-off amounts different from that determined to be the fair value of the collateral as presented in the appraisal of the collateral.

Securities and Exchange Commission

December 24, 2009

18.        The disclosure has been supplemented on pages 113 through 115, as requested in the comment

19.        The disclosure has been revised on page 120, as requested in the comment.

20.        The disclosure has been supplemented on pages 126 through 129, as requested in the comment.

21.        The disclosure has been revised as requested in the comment.

22.        The Company intends to register its common stock under Section 12(g) of the Securities Exchange Act. The typographical error on page 153 has been corrected.

23.        The disclosure in the financial statements has been updated to state the effect of the adoption of the three staff positions.

24.        The disclosure in the financial statements has been expanded to explain the valuation model.

25.        The executed merger agreement with Morris Building & Loan, s.b. has been filed at Exhibit 2.2, as requested in the comment.

26.        The executed federal tax opinion has been filed at Exhibit 8, as requested in the comment.

* * * * *

Securities and Exchange Commission

December 24, 2009

We trust the foregoing is responsive to the staff’s comments. Please advise the undersigned at (202) 274-2011 or Kip A. Weissman of this office at (202) 274-2029 if the staff has any further comments.

Respectfully,

/s/    Robert B. Pomerenk

Robert B. Pomerenk

Enclosures

cc:	Gregory Dundas, Esq.
Hugh West, Accounting Branch Chief
Christina Harley, Staff Accountant
Duffield J. Seyller, III, President and Chief Executive Officer
Kip A. Weissman, Esq.